Exhibit 99.21


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


MM COMPANIES, INC.,                 )
                                    )
            Plaintiff,              )
                                    )
v.                                  )     C.A. No. _______________________
                                    )
LIQUID AUDIO, INC., RAYMOND A.      )
DOIG, GERALD W. KEARBY, ROBERT      )
G. FLYNN, STEPHEN V. IMBLER, ANN    )
WINBLAD AND ALLIANCE                )
ENTERTAINMENT CORP.                 )
                                    )
            Defendants.             )


                                    COMPLAINT

            Plaintiff, MM Companies, Inc. (formerly musicmaker.com, Inc.), by its undersigned attorneys, for its complaint alleges as follows, upon knowledge as to itself and upon information and belief as to all other matters:
                              NATURE OF THE ACTION
            1. This action arises out of defendants' adoption of an elaborate scheme of entrenchment that is characterized by self-interest. This scheme, which may result in the sale of Liquid Audio, Inc. ("Liquid Audio") for less than fair price (and, thus, deny the stockholders of Liquid Audio of their right to a control premium) has been adopted primarily to perpetuate certain members of the Board of Directors of Liquid Audio (the "Board") in their respective positions as directors and officers of Liquid Audio, and to personally benefit certain members of the Board to the exclusion of the stockholders of Liquid Audio. Accordingly, this action seeks injunctive and other relief with respect to various transactions improperly undertaken by


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defendants, including: (a) the adoption of a coercive self-tender offer for approximately fifty percent of the outstanding shares of common stock of Liquid Audio for $3.00 per share, (b) the adoption of an illegal and invalid merger agreement (the "Merger Agreement"), dated June 12, 2002, between Liquid Audio and Alliance Entertainment Corp. ("Alliance"), contemplating the sale of Liquid Audio to Alliance for less than fair price (the "Merger"), (c) the reduction of the "trigger" of Liquid Audio's stockholder rights plan (the "Poison Pill") to 10 percent from 15 percent, and (d) the adoption of the Poison Pill to the extent that it interferes with the stockholder franchise.

            2. Plaintiff files this action against Raymond A. Doig ("Doig"), Gerald W. Kearby ("Kearby"), Robert G. Flynn ("Flynn"), Stephen V. Imbler ("Imbler") and Ann Winblad ("Winblad"), the members of the Board, for breach of fiduciary duty relating to the adoption of the coercive self-tender offer, the adoption of the Merger and the Merger Agreement, the reduction of the "trigger" of the Poison Pill and the enforcement of the Poison Pill to the extent that it interferes with the stockholder franchise. This action also is brought for the purposes of declaring that the self-tender offer and the Merger Agreement are illegal and invalid or void, directing that the "trigger" of the Poison Pill must be restored to 15 percent from 10 percent, and declaring that the Poison Pill is illegal and invalid to the extent that it interferes with the stockholder franchise.

            3. The entrenchment scheme consists of a variety of components, including the disenfranchisement of the stockholders of Liquid Audio. The coercive self-tender offer is designed to purchase the vote of the stockholders of Liquid Audio relating to the Merger by offering a payment to such stockholders only if the Merger - a transaction that is not in their best interests - is approved. The stockholders of Liquid Audio may approve the Merger not because

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the Merger offers a fair price, but because the stockholders of Liquid Audio desire payment through the self-tender offer.

            4. The self-tender offer also is coercive because it effectively leaves the public stockholders of Liquid Audio with no real choice with respect to whether they should tender their shares. Specifically, the stockholders of Liquid Audio would be coerced into tendering their shares of common stock to Liquid Audio because the Merger offers the stockholders of Liquid Audio virtually no consideration and places the stockholders in a "no win situation." If the stockholders approve the Merger, they would receive less than fair price (and, thus, be denied a control premium for their investment in Liquid Audio); if the stockholders reject the Merger, Liquid Audio would have to pay excessive termination fees to Alliance. The self-tender coupled with the Merger, therefore, creates a "prisoner's dilemma" for the stockholders of Liquid Audio. Indeed, the stockholders of Liquid Audio likely would tender their shares because such stockholders would not know if the other stockholders would approve the Merger merely to satisfy the condition of the self-tender offer, and if the Merger is approved, the stockholders that did not tender would receive virtually no consideration in connection with the Merger.

            5. Further, the reduction of the "trigger" of the Poison Pill would preclude any stockholder or "group" of stockholders - other than the management of Liquid Audio if acting solely as directors and officers - from accumulating shares of stock (or forming a "group" with other stockholders) where the aggregate number of shares accumulated (or represented in the "group") would be 10 percent or greater. This limitation would give the management of Liquid Audio an unfair advantage in connection with any future vote involving Liquid Audio, including the 2002 annual

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meeting of stockholders of Liquid Audio (the "2002 Annual Meeting") currently scheduled for September 26, 2002, and the upcoming vote relating to the Merger.

            6. Finally, the Poison Pill itself improperly interferes with the ability of stockholders to join together and oppose the actions of the Board through the stockholder franchise. Although the Related Entities would be permitted to solicit and receive revocable proxies under the terms of the Poison Pill, Plaintiff would not be permitted to seek the cooperation of additional stockholders to assist in the solicitation process. The Poison Pill, therefore, illegally interferes with the stockholder franchise and, thus, gives the management of Liquid Audio an unfair advantage in connection with any future vote involving Liquid Audio, including the 2002 Annual Meeting currently scheduled for September 26, 2002, and the upcoming vote relating to the Merger.

            7. In sum, the self-tender offer is illegal and invalid because it is coercive in nature; the reduction of the "trigger" of the Poison Pill illegally interferes with the stockholder franchise; the Poison Pill illegally interferes with the stockholder franchise; the termination provisions of the Merger Agreement are grossly unreasonable as responses to any threat posed to Liquid Audio; the Merger violates Delaware law because the stockholders of Liquid Audio wrongfully are being denied the opportunity of receiving a control premium for their investment in Liquid Audio; all acts of the Board complained of herein were based upon entrenchment and self-dealing. This entrenchment scheme adopted by defendants, therefore, violates each and every principle of Delaware corporate law. Accordingly, this action seeks (among other things) injunctive relief (a) enjoining Liquid Audio and its management from consummating the self-tender offer, (b) enjoining Liquid Audio, Alliance and their respective managements from consummating the Merger, (c) directing that Liquid Audio and its management restore the "trigger" of the Poison Pill to 15 percent from 10 percent, and (d) enjoining Liquid Audio and its

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management from effectuating or enforcing the Poison Pill to the extent that the
Poison Pill interferes with the stockholder franchise.

                                  THE PARTIES

            8. Plaintiff is a publicly-held Delaware corporation and is a record and beneficial stockholder of Liquid Audio, owning 655,900 shares of Liquid Audio's common stock, representing approximately 2.9 percent of the outstanding shares of Liquid Audio.

            9. Plaintiff along with Jewelcor Management, Inc., a Nevada corporation, Barington Companies Equity Partners, L.P., a Delaware limited partnership, Ramius Securities, LLC, a Delaware limited liability company, and Domrose Sons Partnership, a New York partnership (collectively, the "Reporting Entities"), have filed a Schedule 13D and amendments thereto pursuant to Rule 13d-1 of the Securities Exchange Act of 1934. The Reporting Entities own an aggregate of 1,568,100 shares of Liquid Audio's common stock, representing approximately 7.1 percent of the outstanding shares of Liquid Audio. Jewelcor Management, Inc. owns 475,500 shares of Liquid Audio's common stock, Barington Companies Equity Partners, L.P. owns 339,200 shares of Liquid Audio's common stock, Ramius Securities, LLC owns 89,500 shares of Liquid Audio's common stock, and Domrose Sons Partnership owns 8,000 shares of Liquid Audio's common stock.

            10. Defendant Liquid Audio is a publicly-held Delaware corporation engaged in the business of providing software applications and services that enable the secure delivery and sale of digital music over the Internet. According to its report on Form 10-Q for the quarter ended March 31, 2002, as of April 30, 2002, Liquid Audio had issued and outstanding 22,745,624 shares of common stock.

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            11. Defendants Kearby, Doig, Flynn, Imbler and Winblad
(collectively, the "Director Defendants") are directors of Liquid Audio and owe fiduciary duties to Liquid Audio and its stockholders.

            12. Defendant Alliance is a closely-held Delaware corporation with its principal place of business located in Coral Springs, Florida. Alliance is engaged in the business of providing business-to-business infrastructure services for the home entertainment product marketplace. AEC Associates LLC ("AEC") is Alliance's controlling stockholder, and AEC is controlled by The Yucaipa Companies ("Yucaipa"). Upon consummation of the Merger, control of Liquid Audio would pass from the public stockholders of Liquid Audio to Yucaipa.

                          FACTS RELEVANT TO ALL CLAIMS

Background

            13. On or about August 8, 2001, the Board approved the adoption of the Poison Pill. The directors did not seek the approval of the stockholders of Liquid Audio in connection with the adoption of the Poison Pill.

            14. Beginning in October 2001, Plaintiff repeatedly urged Liquid Audio to convene the 2002 Annual Meeting at the earliest possible date. On May 3, 2002, Plaintiff filed an action under Section 211 of the Delaware's General Corporation Law (the "DGCL"), seeking (among other things) an order of this Court designating the various particulars of the 2002 Annual Meeting, including the date of the meeting, the time of the meeting, the location of the meeting and the record date of the meeting. On May 15, 2002, Liquid Audio represented to Plaintiff and this Court, and announced to its stockholders, that the 2002 Annual Meeting would be held on July 1, 2002. On or about the same date, Liquid Audio also announced that the record date of the 2002 Annual Meeting would be May 20, 2002. Thereafter, in reliance upon such representations and announcements made by Liquid Audio, prosecution of the action under Section 211 was held in abeyance by Plaintiff.

            15. On May 17, 2002, Plaintiff forwarded a written demand to Liquid Audio (the "Demand Letter") under Section 220 of the DGCL, which requested a list of stockholders of Liquid Audio and related materials. Liquid Audio violated Delaware law by failing to respond to

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the Demand Letter in accordance with Section 220(c) of the DGCL. On May 30,
2002, Plaintiff filed a complaint with this Court under Section 220 of the DGCL (the "Section 220 Complaint"), seeking (among other things) an order of this Court directing that Liquid Audio forward to Plaintiff the information identified in the Demand Letter. A hearing before this Court with respect to the
Section 220 Complaint was scheduled to be held on June 14, 2002.

            16. Based upon the representations and announcements made by Liquid Audio that the 2002 Annual Meeting would be held on July 1, 2002, Plaintiff filed its preliminary proxy statement relating to its proxy solicitation with the Securities and Exchange Commission (the "S.E.C.") on May 23, 2002. Plaintiff mailed its proxy statement and other materials relating to its proxy solicitation to the record holders of common stock of Liquid Audio on June 10, 2002. In its proxy materials, Plaintiff (among other things) nominated individuals to be elected to the Board who were committed to conserve Liquid Audio's resources and to redirect its operations.

            17. On May 28, 2002, Liquid Audio filed a definitive proxy statement with the S.E.C. Notwithstanding the fact that Plaintiff filed its preliminary proxy statement five days earlier, the definitive proxy statement filed by Liquid Audio failed to mention that the 2002 Annual Meeting would involve a contested election of members of the Board. On May 31, 2002, Liquid Audio filed a preliminary proxy statement with the S.E.C. disclosing that fact.

            18. On June 13, 2002, three days after Plaintiff mailed its proxy statement and other materials to the stockholders of Liquid Audio, and one day before the hearing in connection with the Section 220 Complaint, Liquid Audio announced the Merger. In addition to announcing the Merger, Liquid Audio announced that (a) the 2002 Annual Meeting would be postponed, (b) a special meeting of stockholders of Liquid Audio would be held sometime in the future to vote upon the Merger, and (c) if the Merger received the requisite stockholder and

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regulatory approval, the Merger would "close in the Fall of 2002." Based upon this announcement, the 2002 Annual Meeting was postponed indefinitely by Liquid Audio.

            19. Under the provisions of the Merger Agreement, the stockholders of Alliance would receive approximately 46.2 million newly-issued shares of Liquid Audio's common stock, and Liquid Audio would assume all outstanding stock options and warrants to purchase shares of Alliance. Upon consummation of the Merger, the current stockholders of Alliance (a closely-held corporation) would own approximately 67 percent of the outstanding shares of the combined enterprise, and the current stockholders of Liquid Audio would own approximately 33 percent of the outstanding shares of the combined enterprise. In light of the fact that AEC is Alliance's controlling stockholder, and the fact that AEC is controlled by Yucaipa, upon consummation of the Merger, control of Liquid Audio would pass from the public stockholders of Liquid Audio to Yucaipa.

            20. Liquid Audio entered into the Merger Agreement primarily to benefit the personal interests of the members of the Board. For example, upon consummation of the Merger, Kearby and Flynn each would receive a $250,000 "signing bonus" from the combined enterprise. Further, the Merger would perpetuate certain members of the Board in their respective positions as directors and officers of Liquid Audio. After consummation of the Merger, the Board of Directors of the combined enterprise would consist of nine members, with three of the nine members to be designated by the Board, and Kearby would remain Chief Executive Officer of Liquid Audio, which would be a division of the combined enterprise.

            21. The Director Defendants approved the Merger and the Merger Agreement without conducting an auction for the control of Liquid Audio and without conducting an effective pre-merger agreement market check. In addition, the Director Defendants approved the Merger Agreement

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notwithstanding the fact that, as alleged below, the Merger Agreement contained unreasonable termination provisions which made any post-merger agreement market check ineffective.

            22. The postponement of the 2002 Annual Meeting by the Board violated Section 211(c) of the DGCL, and deprived Plaintiff and the other stockholders of Liquid Audio of their right to participate in an annual meeting of stockholders, at which time directors must be elected, at least once every thirteen months. By entering into the Merger Agreement less than three weeks before the scheduled date of the 2002 Annual Meeting, and by unilaterally postponing such meeting, management stripped the stockholders of Liquid Audio of their right to elect directors and, thereby, determine the strategic direction of Liquid Audio.

            23. After Liquid Audio announced the Merger, Steel Partners II, L.P. ("Steel Partners"), the largest stockholder of Liquid Audio, recognized that control of Liquid Audio was being sold to Alliance, and, on June 14, 2002, in a letter to the Board, offered to acquire all of Liquid Audio's outstanding common shares for $2.75 per share in cash through a tender offer. Such offer was not subject to a financing contingency and Steel Partners stated it only required 10 days to complete its due diligence of Liquid Audio. On June 18, 2002, Steel Partners announced its offer to the public. On June 26, 2002, in a letter to the Board, Steel Partners reiterated its offer, emphasizing that Liquid Audio had not responded to the offer and that time was critical because Liquid Audio "burned" in excess of "$50,000 each day."

            24. After Liquid Audio announced that the 2002 Annual Meeting would be postponed indefinitely, on June 14, 2002, Plaintiff filed an amended complaint in the Section 211 action, seeking (among other things) an order of this Court directing Liquid Audio to hold the 2002 Annual Meeting as soon as possible, and a motion for expedited and summary proceedings. On June 20, 2002, this Court granted Plaintiff's motion for expedited and summary proceedings,

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and directed that a hearing in connection with Plaintiff's application for relief take place on July 15, 2002.

            25. After expedited discovery, a hearing was held on July 15, 2002. At the conclusion of the hearing, this Court granted Plaintiff's application for relief and directed that the 2002 Annual Meeting be held on September 26, 2002.

            26. Immediately before the hearing, on July 15, 2002, Liquid Audio announced that certain terms of the Merger Agreement had been modified to permit Liquid Audio to conduct a self-tender offer under which Liquid Audio would acquire up to 10 million shares of its common stock at $3.00 per share in cash "in connection with the merger." Upon consummation of the Merger and a fully-subscribed self-tender offer, Liquid Audio's stockholders would own 26 percent of the combined enterprise and Alliance stockholders would own 74 percent of the combined enterprise - further solidifying Yucaipa's post-Merger control over Liquid Audio. The self-tender offer is conditioned upon the approval of the Merger by the stockholders of Liquid Audio.

            27. Liquid Audio also announced that the Board considered Steel Partners' proposal to purchase all outstanding shares of Liquid Audio's common stock for $2.75 per share and determined (after purportedly consulting with its financial advisors) that Steel Partners' offer was inadequate. Moreover, Liquid Audio announced that the Board reduced the beneficial ownership threshold at which a person or "group" would become an "acquiring person" under the provisions of the Poison Pill - the "trigger" - to 10 percent from 15 percent. Finally, Liquid Audio announced that certain members of management committed not to tender their shares in the self-tender offer.

            28. On July 16, 2002, Steel Partners announced that it was "extremely disappointed by the recent actions of the Board." Steel Partners stated that the Board was not

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acting in the best interests of the stockholders of Liquid Audio in entering into the revised Merger Agreement and in rejecting Steel Partners' "offer to purchase [Liquid Audio] for $2.75 per share in cash without ever returning one of [Steel Partners'] phone calls." Finally, Steel Partners reaffirmed its offer to acquire Liquid Audio for $2.75 per share in cash, and stated that, if the Board was willing to "demonstrate value beyond this amount," Steel Partners "would consider raising" its offer.

            29. The Board and current management of Liquid Audio are aware of the substantial opposition among stockholders to the current policies of Liquid Audio, the dissatisfaction of stockholders with Liquid Audio's money-losing, cash-depleting operations and the support for Plaintiff's publicly announced platform to conserve Liquid Audio's resources and to redirect its operations. By postponing the 2002 Annual Meeting, approving the self-tender offer, approving the Merger and reducing the "trigger" of the Poison Pill, the current management of Liquid Audio is seeking to defeat the candidacy of Plaintiff's nominees through a manipulation of the corporate machinery and clever corporate maneuvering rather than by competing with Plaintiff in the arena of the 2002 Annual Meeting where the contest for control belongs under Delaware corporate law.

The Merger Agreement And Its Unlawful Provisions

      A.    The Ineffective Termination Provisions

            30. The Merger Agreement purports to prohibit the Board, except in extremely limited circumstances, from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger, or from terminating the Merger Agreement. Specifically, absent a material breach by Alliance, the Board may withhold, withdraw, amend or modify such recommendation, or may terminate the Merger Agreement only if the Board receives a "Superior Proposal" (as defined in Section 5.3(e) of the Merger Agreement) and

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determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the proper discharge of its fiduciary duties.

            31. Moreover, the Merger Agreement contains grossly unreasonable provisions designed to deter any third party from advancing any "Superior Proposal." Specifically, the Merger Agreement purports to require that Liquid Audio inform Alliance of any "Acquisition Proposal" (as defined in Section 5.3(e)(ii) of the Merger Agreement):

            [A]s promptly as practicable after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes would lead to an Acquisition Proposal, Liquid [Audio] shall provide Alliance with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. Liquid [Audio] shall keep Alliance informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide Alliance a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

Section 5.3(b)(i) of the Merger Agreement (emphasis added). The Merger Agreement also purports to require that Liquid Audio "provide Alliance with twenty-four
(24) hour prior notice of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Acquisition Proposal."

            32. Such provisions of the Merger Agreement would give Alliance an unfair advantage in connection with any other offer or proposal to acquire control that Liquid Audio may receive from third parties. Indeed, because Liquid Audio never conducted an auction for the control of Liquid Audio or an effective pre-merger agreement market check, the only opportunity available for Liquid Audio and its stockholders to receive another offer or proposal would be prior to the consummation of the Merger. These provisions of the Merger Agreement

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would place any third party making such offer or proposal at a tactical disadvantage because such offer, proposal and negotiations would not be confidential. Each time that such third party makes - or proposes - a material amendment to its offer or proposal during negotiations, Liquid Audio would be contractually obligated to forward such information to Alliance, which would give Alliance an advantage in connection with any subsequent negotiations with Liquid Audio, and discourage any third party from making an offer or proposal for the control of Liquid Audio. Although such provision may be appropriate under certain circumstances, because Liquid Audio did not conduct an auction or an effective pre-merger agreement market check, such provisions would give Alliance an unfair advantage for no legitimate reason and are grossly unreasonable as a response to any threat posed to Liquid Audio.

      B.    The Termination Fees

            33. Under the terms of the Merger Agreement, Liquid Audio would be required to pay Alliance a termination fee equal to $3 million - representing approximately 5.75 percent of the equity value of Liquid Audio on the date that the Merger was announced - in the event that (a) the Merger Agreement is terminated by Liquid Audio or Alliance under Section 7.1(b) of the Merger Agreement, which allows either Liquid Audio or Alliance to terminate the Merger Agreement if the Merger is not consummated by December 31, 2002, provided their actions or failure to act were not the principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of the Merger Agreement, (b) the Merger Agreement is terminated by Alliance under Section 7.1(f) of the Agreement, which allows Alliance to terminate the Merger Agreement (at anytime prior to the adoption and approval of the Merger by the required vote of Liquid Audio's stockholders) if a "Triggering Event" (as defined in Section 7.1 of the Merger Agreement) occurred, or (c) the Merger Agreement is terminated by Liquid Audio under Section 7.1(g) of the Agreement, which

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allows Liquid Audio to terminate the Merger Agreement if Liquid Audio enters into a definitive merger agreement related to a "Superior Proposal" in accordance with Section 5.3(c) of the Agreement.

            34. In the case of termination under Section 7.1(b), such payment would be made only if within 12 months following the termination of the Merger Agreement, Liquid Audio enters into a definitive agreement with respect to or consummates any "Acquisition Proposal" (which has the meaning assigned to such term in Section 5.3(e), except that references to "10%" in the definition of "Acquisition" shall be deemed to be references to "50%," and a liquidation or dissolution of Liquid Audio shall not be deemed an Acquisition Proposal).

            35. In the alternative to the foregoing termination fee, the Merger Agreement provides that in the event that the Merger Agreement is terminated by Alliance or Liquid Audio under Section 7.1(d) because Liquid Audio's stockholders failed to approve the Merger, (a) Liquid Audio shall promptly, but in no event later than one (1) day after the date of such termination, pay Alliance a termination fee equal to $1 million, and (b) in the event that within 12 months after such termination, Liquid Audio enters into a definitive agreement with respect to or consummates any "Acquisition Proposal" (for purposes of this sentence, the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 5.3(e), except that references to "10%" in the definition of "Acquisition" shall be deemed to be references to "50%," and a liquidation or dissolution of Liquid Audio shall not be deemed an Acquisition Proposal), Liquid Audio shall pay, as of the date Liquid Audio enters into such definitive agreement with respect to or consummates such Acquisition Proposal, whichever is earlier, a fee equal to $750,000, or (c) in the event that within 6 months after such termination, Liquid Audio completes a liquidation or dissolution, Liquid Audio shall pay a fee equal to $750,000. In sum, if Liquid Audio's stockholders reject the Merger, Liquid Audio would be obligated to pay Alliance $1 million and

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may have to pay Alliance an additional $750,000. The $1.75 million that Liquid
Audio may be obligated to pay Alliance represents approximately 3.35 percent of Liquid Audio's equity value on the date it announced the Merger.

            36. In sum, the $3 million termination fee alone is grossly unreasonable as a response to any threat posed to Liquid Audio, and the potential $1.75 million termination fee is coercive in nature, forcing the stockholders of Liquid Audio to approve a transaction not in their best interests. Further, both termination fees would make any post-merger agreement market check ineffective. Accordingly, such provisions give Alliance an unfair advantage for no legitimate reason and are grossly unreasonable as responses to any threat posed to Liquid Audio. The Coercive Self-Tender Offer

            37. As alleged above, the entrenchment scheme adopted by the Director Defendants consists of a variety of components, including the disenfranchisement of the stockholders of Liquid Audio. The coercive self-tender offer is designed to purchase the vote of the stockholders of Liquid Audio relating to the Merger by offering a payment to such stockholders only if the Merger - a transaction that is not in their best interests - is approved. The stockholders of Liquid Audio may approve the Merger not because the Merger offers a fair price, but because the stockholders of Liquid Audio desire payment through the self-tender offer.

            38. The self-tender offer also is coercive because it effectively leaves the public stockholders of Liquid Audio with no real choice with respect to whether they should tender their shares. Specifically, the stockholders of Liquid Audio would be coerced into tendering their shares of common stock to Liquid Audio because the Merger offers the stockholders of Liquid Audio virtually no consideration and places the stockholders in a "no win situation." If the stockholders approve the Merger, they would receive less than fair price (and, thus, be denied a control premium for their investment in Liquid Audio); if the stockholders

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reject the Merger, Liquid Audio would have to pay excessive termination fees to
Alliance. The self-tender coupled with the Merger, therefore, creates a "prisoner's dilemma" for the stockholders of Liquid Audio. Indeed, the stockholders likely would tender their shares because such stockholders would not know if the other stockholders would approve the Merger merely to satisfy the condition of the self-tender offer, and if the Merger is approved, the stockholders that did not tender would receive virtually no consideration in connection with the Merger.

            39. In sum, because the Merger offers the stockholders of Liquid Audio virtually no consideration, the stockholders of Liquid Audio likely would tender their shares of common stock in connection with the self-tender offer. Moreover, because the self-tender offer is conditioned upon approval of the Merger by the stockholders of Liquid Audio, such stockholders likely would vote in favor of the Merger solely to receive the payment in the self-tender offer. Accordingly, the self-tender offer is nothing more than a coercive, vote purchasing device that was approved by the Director Defendants simply to guarantee that the Merger would be approved by the stockholders of Liquid Audio. The Manipulation Of the Poison Pill

            40. As another component of their entrenchment scheme, the Director Defendants reduced the "trigger" of the Poison Pill to 10 percent from 15 percent. This reduction of the "trigger" of the Poison Pill would preclude any stockholder - other than the management of Liquid Audio if acting solely as directors and officers - from accumulating shares of stock (or forming a "group" with other stockholders) where the aggregate number of shares of stock of Liquid Audio accumulated (or represented in the "group") would be 10 percent or greater. This limitation would give the management of Liquid Audio an unfair advantage in connection with any future vote involving Liquid Audio, including the 2002 Annual Meeting currently scheduled for September 26, 2002, and the upcoming vote relating to the Merger.

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

            41. For example, the Reporting Entities, including Plaintiff, currently own approximately 7.1 percent of the outstanding shares of common stock of Liquid Audio. The reduction of the "trigger" of the Poison Pill, therefore, would result in the Reporting Entities being prohibited from purchasing additional shares of Liquid Audio common stock that would increase their holdings as a "group" to 10 percent or greater. Moreover, other stockholders would be precluded from joining the Reporting Entities in their efforts to benefit the stockholders of Liquid Audio, if the stockholders joining the Reporting Entities would increase the holdings of the Reporting Entities as a "group" to 10 percent or greater. If the Reporting Entities "triggered" the Poison Pill by additional purchases or by additional stockholders joining the "group," (a) the Reporting Entities would be considered an "acquiring person" under the provisions of the Poison Pill, and (b) the Reporting Entities' interest in Liquid Audio would substantially be diluted.

            42. Finally, the Poison Pill itself improperly interferes with the ability of stockholders to join together and oppose the actions of the Board through the stockholder franchise. Although the Reporting Entities (including Plaintiff) would be permitted to solicit and receive revocable proxies under the terms of the Poison Pill, they would not be permitted to seek the cooperation of additional stockholders to assist in the solicitation process. The Poison Pill, therefore, illegally interferes with the stockholder franchise and, thus, gives the management of Liquid Audio an unfair advantage in connection with any future vote involving Liquid Audio, including the 2002 Annual Meeting currently scheduled for September 26, 2002, and the upcoming vote relating to the Merger.

The Entrenchment Effect Of The Director Defendants' Actions
-----------------------------------------------------------

            43. Currently the management of Liquid Audio owns slightly less than 10 percent of Liquid Audio's outstanding shares of common stock, and the Reporting Entities own approximately 7.1 percent of Liquid Audio's outstanding shares of common stock. After the reduction of the "trigger" of the Poison Pill, the management of Liquid Audio (if acting solely as directors and officers) under most circumstances would have the ability to increase their share ownership in Liquid Audio to 10 percent or greater as long as no individual owns 10 percent or greater of the outstanding stock. In contrast, the Reporting Entities would be prohibited from purchasing any additional shares, or adding stockholders to their "group," if the result of such purchases or additions would result in the Reporting Entities holding 10 percent or greater of the shares of Liquid Audio's outstanding voting stock. The result of the actions complained of herein would be that the management of Liquid Audio would have greater influence in any proxy contest and, thus, would have greater ability to support any transaction that would entrench them in their respective positions as directors and officers of Liquid Audio. 44. The actions complained of herein would interfere with the stockholders franchise because it would give the management of Liquid Audio an unfair advantage in connection with any future vote involving Liquid Audio, including the 2002 Annual Meeting currently scheduled for September 26, 2002, and the upcoming vote relating to the Merger.

                     THE STOCKHOLDERS OF LIQUID AUDIO WOULD
                     SUFFER IRREPARABLE HARM IF THE RELIEF
                    SOUGHT IN THIS COMPLAINT IS NOT GRANTED

            45. Plaintiff seeks preliminary and permanent injunctive relief preventing the consummation of the self-tender offer, the implementation of the Merger Agreement and the consummation of the Merger, injunctive relief mandating that the "trigger" of the Poison Pill be restored to 15 percent from 10 percent and injunctive relief preventing the enforcement of the Poison Pill to the extent that it interferes with the stockholder franchise.

            46. The actions complained of herein would cause Plaintiff and the other public stockholders to suffer irreparable injury in at least two significant ways:

            a. First, the Plaintiff's rights to participate in a proxy contest would be greatly impaired because of the actions complained of herein. Specifically, the coercive self-tender offer, the reduction of the "trigger" of the Poison Pill and the Poison Pill itself would give the management of Liquid Audio an unfair advantage in connection with any future vote involving Liquid Audio, including the 2002 Annual Meeting currently scheduled for September 26, 2002, and the upcoming vote relating to the Merger.

            b. Second, the provisions of the Merger Agreement complained of herein, including the termination provisions, would result in the sale of Liquid Audio for less than fair price (and, thus, deny the stockholders of Liquid Audio of their right to a control premium). Moreover, the termination provisions would give Alliance an unfair advantage in connection with any other offer or proposal to acquire control that Liquid Audio may receive from third parties.

                                     COUNT I
                (Breach of Fiduciary Duty: Approval Of The Merger
                     And The Merger Agreement Violated QVC)

            47. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            48. The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            49. In entering into the Merger Agreement, the Director Defendants abandoned Liquid Audio's long-term business plan of remaining an independent entity, thereby triggering a duty to gather all information reasonably available regarding potential strategic alternatives and to obtain the transaction that offered the best value reasonably available to the stockholders.

            50. In approving the Merger and the Merger Agreement, the Director Defendants approved a transaction that would fundamentally affect the ownership interests of Liquid Audio's stockholders. The resulting change in ownership interest is so significant as to trigger a duty to gather all information reasonably available about potential strategic alternatives and to obtain the transaction that offered the best value reasonably available to the stockholders.

            51. The Director Defendants failed to gather all information reasonably available regarding potential strategic alternatives for Liquid Audio, and, instead, adopted a two-track strategy in which Liquid Audio froze out all potential strategic partners that may interfere with the Director Defendants' entrenchment plan, while at the same time rushed ahead in its negotiations with Alliance. There is no justification for the Director Defendants adopting such a blatantly biased two-track strategy.

            52. Simply stated, in approving the Merger and the Merger Agreement, the Director Defendants failed to obtain the transaction that offered the best value reasonably available to Liquid Audio's stockholders.

            53.   Plaintiff has no adequate remedy at law.

                                    COUNT II
                (Breach of Fiduciary Duty: Approval Of The Merger
                    And The Merger Agreement Violated Unocal)

            54. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            55. The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            56. In approving the termination provisions of the Merger Agreement, the Director Defendants were responding defensively to the purported threat of a potential third-party offer for Liquid Audio.

            57. In perceiving a purported threat in a potential third-party offer for Liquid Audio, the Director Defendants failed to identify a legally cognizable threat in good faith after reasonable investigation.

            58. In approving the termination provisions of the Merger Agreement, the Director Defendants adopted a preclusive and coercive defense to the purported threat they perceived from a potential third-party offer for Liquid Audio.

            59. The termination provisions of the Merger Agreement are disproportionate responses to the purported threat the Director Defendants perceived from a potential third-party offer for Liquid Audio.

            60.   Plaintiff has no adequate remedy at law.

                                    COUNT III
           (Breach of Fiduciary Duty: Adoption Of The Termination Fees
               Impermissibly Interferes With The Stockholder Vote)

            61. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            62. The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            63. The termination fees would coerce the stockholders of Liquid Audio into voting in favor of the Merger by imposing a $1 million and possibly a $1.75 million penalty upon Liquid Audio if the stockholders of Liquid Audio reject the Merger.

            64. The Director Defendants have not and cannot offer a compelling justification for interfering in this manner with the stockholder vote.

            65.   Plaintiff has no adequate remedy at law.

                                    COUNT IV
             (Breach of Fiduciary Duty: The Termination Fees Are Not
                        Reasonable Forecasts Of Damages)

            66. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            67. The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            68. The $3 million and the $1.75 million termination fees are not reasonable forecasts of the damages that Alliance would suffer in connection with a termination of the Merger. The Director Defendants, therefore, breached their fiduciary duties and committed waste in approving the termination fees.

            69.   Plaintiff has no adequate remedy at law.

                                     COUNT V
                   (Breach of Fiduciary Duty: The Merger, The
                    Merger Agreement And The Duty Of Loyalty)

            70. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            71. The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            72. In approving the Merger and the Merger Agreement, the Director Defendants failed to fulfill their duty of loyalty and acted primarily to perpetuate certain members of the Board in their respective positions as directors and officers of Liquid Audio. The Merger and the Merger Agreement are entrenchment devices adopted and approved by the Director Defendants to protect the positions and the associated prestige and perquisites of certain members of the Board, including lucrative "signing bonuses" for Kearby and Flynn.

            73. In approving the Merger and the Merger Agreement, the Director Defendants dealt exclusively with Alliance, which promised certain inside directors and officers of Liquid Audio lucrative positions with the post-transaction entity for at least one year. The Director Defendants refused to deal with Steel Partners, which declined to make similar promises.

            74.   Plaintiff has no adequate remedy at law.
                                    COUNT VI
                  (Breach Of Fiduciary Duty: The Merger, The
                    Merger Agreement And The Duty Of Care)

            75. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            76. The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            77 In approving the Merger and the Merger Agreement, the Director Defendants failed to exercise due care and were grossly negligent.

            78 The Director Defendants failed to inform themselves about other potential interest in a transaction and instead willfully blinded themselves to the potential benefits of a business combination with a strategic partner other than Alliance.

            79 The Director Defendants failed to understand, inform themselves about or consider fully the impact of the provisions of the Merger Agreement, including the termination provisions, on the stockholders of Liquid Audio.

            80    Plaintiff has no adequate remedy at law.

                                    COUNT VII
                      (The Merger Agreement Is Ultra Vires)

            81 Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            82 Under Section 141 of the DGCL, the Director Defendants have an obligation to oversee and direct the business and affairs of Liquid Audio. In fulfilling this obligation, the Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            83 The Merger Agreement prevents the Director Defendants from exercising their fiduciary obligations. The Merger Agreement, therefore, violates Section 141 and is ultra vires and void.

            84    Plaintiff has no adequate remedy at law.

                                   COUNT VIII
                   (Breach of Fiduciary Duty: Approval Of The
                       Self-Tender Offer Violated Unocal)

            85 Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            86 The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            87 In approving the self-tender offer, the Director Defendants were responding defensively to the purported threat of a potential third-party offer for Liquid Audio.

            88 In perceiving a purported threat in a potential third-party offer for Liquid Audio, the Director Defendants failed to identify a legally cognizable threat in good faith after reasonable investigation.

            89 In approving the self-tender offer, the Director Defendants adopted a preclusive and coercive defense to the purported threat they perceived from a potential third-party offer for Liquid Audio.

            90 The self-tender offer is a disproportionate response to the purported threat the Director Defendants perceived from a potential third-party offer for Liquid Audio.

            91    Plaintiff has no adequate remedy at law.

                                    COUNT IX
                (Breach of Fiduciary Duty: The Self-Tender Offer
                                  Is Coercive)

            92 Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            93 The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            94 In approving the self-tender offer, the Director Defendants intended to purchase the vote of the stockholders of Liquid Audio relating to the Merger by offering a payment to such stockholders only if the Merger - a transaction that is not in their best interests - is approved. The stockholders of Liquid Audio may approve the Merger not because the Merger offers a fair price, but because the stockholders of Liquid Audio desire payment through the self-tender offer. In light of the "no win situation" created by the Director Defendants for the stockholders of Liquid Audio in connection with the Merger, the stockholders of Liquid Audio would be forced to tender their shares of common stock (and vote in favor of the Merger) in order to mitigate the unfair ramifications of the Merger.

            95 In approving the self-tender offer (coupled with the Merger), the Director Defendants failed to provide the stockholders of Liquid Audio with the opportunity to make their own investment decision and, thus, the self-tender offer is impermissibly coercive.

            96    Plaintiff has no adequate remedy at law.

                                     COUNT X
          (Breach of Fiduciary Duty: Approval Of The Self-Tender Offer
               Impermissibly Interferes With The Stockholder Vote)

            97 Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            98 The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            99 The coercive self-tender offer, by purchasing the vote of the stockholders of Liquid Audio relating to the Merger, would give the management of Liquid Audio an unfair advantage in connection with any future vote involving Liquid Audio, including the 2002 Annual Meeting currently scheduled for September 26, 2002, and the upcoming vote relating to the Merger, because the self-tender offer is conditioned upon approval of the Merger by the stockholders of Liquid Audio.

            100 The Director Defendants have not and cannot offer a compelling justification for interfering in this manner with the stockholder vote.

            101   Plaintiff has no adequate remedy at law.

                                    COUNT XI
              (Breach of Fiduciary Duty: The Self-Tender Offer And
                              The Duty Of Loyalty)

            102 Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            103 The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            104 In approving the self-tender offer, the Director Defendants failed to fulfill their duty of loyalty and acted to perpetuate certain members of the Board in their respective positions as directors and officers of Liquid Audio, and to personally benefit certain members of the Board to the exclusion of the stockholders of Liquid Audio. The self-tender offer is an entrenchment device adopted and approved by the Director Defendants to protect the positions and the associated prestige and perquisites of certain members of the Board, including lucrative "signing bonuses" for Kearby and Flynn.

            105   Plaintiff has no adequate remedy at law.

                                    COUNT XII
              (Breach Of Fiduciary Duty: The Self-Tender Offer And
                                The Duty Of Care)

            106 Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            107 The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            108 In approving the self-tender offer, the Director Defendants failed to exercise due care and were grossly negligent.

            109 The Director Defendants failed to inform themselves about other potential interest in a transaction and instead willfully blinded themselves to the potential benefits of a transaction other than the self-tender offer and the Merger.

            110 The Director Defendants failed to understand, inform themselves about or consider fully the impact of the self-tender offer on the stockholders of Liquid Audio.

            111   Plaintiff has no adequate remedy at law.

                                   COUNT XIII
                   (Breach of Fiduciary Duty: Reduction Of The
                  "Trigger" Of The Poison Pill Violated Unocal)

            112 Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            113 The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            114 In reducing the "trigger" of the Poison Pill to 10 percent from 15 percent, the Director Defendants were responding defensively to the purported threat of a potential third-party offer for Liquid Audio.

            115 In perceiving a purported threat in a potential third-party offer for Liquid Audio, the Director Defendants failed to identify a legally cognizable threat in good faith after reasonable investigation.

            116 In reducing the "trigger" of the Poison Pill, the Director Defendants adopted a preclusive and coercive defense to the purported threat they perceived from a potential third-party offer for Liquid Audio.

            117 The reduction of the "trigger" of the Poison Pill is a disproportionate response to the purported threat the Director Defendants perceived from a potential third-party offer for Liquid Audio.

            118   Plaintiff has no adequate remedy at law.

                                    COUNT XIV
            (Breach of Fiduciary Duty: Reduction Of The "Trigger" Of
       The Poison Pill Impermissibly Interferes With The Stockholder Vote)

            119 Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            120 The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            121 As alleged above, the reduction of the "trigger" of the Poison Pill would give the management of Liquid Audio an unfair advantage in connection with any future vote involving Liquid Audio, including the 2002 Annual Meeting currently scheduled for September 26, 2002, and the upcoming vote relating to the Merger. Indeed, the reduction of the "trigger" of the Poison Pill would preclude any stockholder or "group" of stockholders - other than the management of Liquid Audio if acting solely as directors and officers - from accumulating shares of stock (or forming a "group" with other stockholders) where the aggregate number of shares accumulated (or represented in the "group") would be 10 percent or greater of Liquid Audio's outstanding stock.

            122 The Director Defendants have not and cannot offer a compelling justification for interfering in this manner with the stockholder vote.

            123   Plaintiff has no adequate remedy at law.

                                    COUNT XV
          (Breach of Fiduciary Duty: The Reduction Of The "Trigger" Of
                    The Poison Pill And The Duty Of Loyalty)

            124 Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            125 The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            126 In reducing the "trigger" of the Poison Pill to 10 percent from 15 percent, the Director Defendants failed to exercise their duty of loyalty and reduced the "trigger" of the Poison Pill primarily to perpetuate certain members of the Board in their respective positions as directors and officers of Liquid Audio. The reduction of the "trigger" of the Poison Pill was an entrenchment device adopted and approved by the Director Defendants to protect the positions and the associated prestige and perquisites of certain members of the Board, including lucrative "signing bonuses" for Kearby and Flynn.

            127   Plaintiff has no adequate remedy at law.

                                    COUNT XVI
          (Breach of Fiduciary Duty: The Reduction Of The "Trigger" Of
                    The Poison Pill And The Duty Of Loyalty)

            128 Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            129 The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            130 In reducing the "trigger" of the Poison Pill, the Director Defendants failed to exercise due care and were grossly negligent.

            131 The Director Defendants failed to inform themselves about other potential interest in a transaction and instead willfully blinded themselves to the potential benefits of a transaction other than the self-tender offer and the Merger.

            132 The Director Defendants failed to understand, inform themselves about or consider fully the impact of the reduction of the "trigger" of the Poison Pill on the stockholders of Liquid Audio.

            133   Plaintiff has no adequate remedy at law.

                                   COUNT XVII
            (Breach of Fiduciary Duty: The Poison Pill Impermissibly
                      Interferes With The Stockholder Vote)

            134 Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            135 The Director Defendants owe the stockholders of Liquid Audio the highest duties of care, loyalty and good faith, and breached their fiduciary duties as alleged below.

            136 As alleged above, the Poison Pill itself improperly interferes with the ability of stockholders to join together and oppose the actions of the Board through the stockholder franchise. Although the Reporting Entities would be permitted to solicit and receive revocable proxies under the terms of the Poison Pill, the Reporting Entities would not be permitted to seek the cooperation of additional stockholders to assist in the solicitation process. The Poison Pill, therefore, illegally interferes with the stockholder franchise and, thus, gives the management of Liquid Audio an unfair advantage in connection with any future vote involving

Liquid Audio, including the 2002 Annual Meeting currently scheduled for September 26, 2002, and the upcoming vote relating to the Merger.

            137 The Director Defendants have not and cannot offer a compelling justification for interfering in this manner with the stockholder vote.

            138   Plaintiff has no adequate remedy at law.

                                  COUNT XVIII
                (Aiding And Abetting Breach Of Fiduciary Duty)

            139 Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

            140 The Director Defendants breached their fiduciary duties to Liquid Audio and its stockholders.

            141 Alliance aided and abetted the Director Defendants in the breach of their fiduciary duties. As a direct participant in the Merger, Alliance knew of, and in fact actively encouraged and participated in, the breach of fiduciary duties set forth herein. Alliance induced the Director Defendants to breach their fiduciary duties in order to obtain the substantial financial benefits that the Merger would provide, at the expense of the stockholders of Liquid Audio.

            142 Plaintiff seeks an injunction preventing Alliance, its employees, agents and all persons acting on its behalf, from further aiding and abetting the Director Defendants' breach of fiduciary duties to the stockholders of Liquid Audio with respect to the Merger.

            143   Plaintiff has no adequate remedy at law.

            WHEREFORE, Plaintiff respectfully requests that this Court enter an order:

            a     Declaring that the Director Defendants breach their
fiduciary duties of care and loyalty in approving the Merger and the Merger Agreement;

            b     Declaring that the Director Defendants breach their
fiduciary duties of care and loyalty in approving the self-tender offer;

            c     Declaring that the Director Defendants breach their
fiduciary duties of care and loyalty in reducing the "trigger" of the Poison
Pill;

            d     Invalidating the Merger Agreement;

            e Preliminarily and permanently enjoining Liquid Audio, the Director Defendants, Alliance, and their respective agents, employees and anyone acting on their behalf, from effectuating or enforcing or taking any steps to effectuate or enforce the Merger Agreement;

            f Preliminarily and permanently enjoining Liquid Audio, the Director Defendants, Alliance, and their respective agents, employees and anyone acting on their behalf, from consummating or taking any steps to consummate the Merger;

            g Preliminarily and permanently enjoining Liquid Audio, the Director Defendants, Alliance, and their respective agents, employees and anyone acting on their behalf, from consummating or taking any steps to consummate the self-tender offer;

            h     Directing the Board to restore the "trigger" of the Poison
Pill to 15 percent from 10 percent;

            i     Invalidating the Poison Pill to the extent that it
interferes with the stockholder franchise;

            j     Granting damages for all incidental injuries suffered as a result of the Director Defendants' and Alliance's unlawful conduct;

            k     Awarding Plaintiff its costs and expenses, including
attorneys' fees and experts' fees, incurred in this action;

            l     Granting such other and further relief as this Court deems just, proper and equitable.

                              GORDON, FOURNARIS & MAMMARELLA, P.A.


                              -----------------------------------------
                              Michael J. Maimone (#3592)
                              Robert A. Penza (#2769)
                              1220 North Market Street, Suite 700
                              P.O. Box 1355
                              Wilmington, Delaware 19899-1355
                              (302) 652-2900

                              Attorneys for Plaintiff MM Companies, Inc.

Dated:   July 23, 2002